09055247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2595BD

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Lazard Frères & Co. LLC
(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Ceglia 212-632-6524
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2) SEC 1410(6-02).*

AFFIRMATION

I, Michael J. Castellano, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Lazard Frères & Co. LLC and subsidiaries (the "Company") for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/09

Michael J. Castellano — Date

Chief Financial Officer

Subscribed and sworn
to before me this 26th
day of February 2009

JENNIE LEUNG
NOTARY PUBLIC, State of New York
No. 01LE6020781
Qualified in Queens County
Commission Expires March 1, 20 11

LAZARD FRÈRES & CO. LLC
(S.E.C. I.D. No. 8-2595BD)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Management Committee and Member of
Lazard Frères & Co. LLC:

We have audited the accompanying consolidated statement of financial condition of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in this consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lazard Frères & Co. LLC and subsidiaries at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2009

LAZARD FRÈRES & CO. LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Dollars In Thousands)

ASSETS		
Cash and cash equivalents	$	337,978
Receivables, net:		
Fees		232,929
Affiliates		19,770
Related parties		6,376
Other		11,839
Investments		143,876
Property, net		34,714
Goodwill		93,389
Other assets		58,428
TOTAL ASSETS	$	939,299
LIABILITIES, MINORITY INTEREST AND MEMBER'S EQUITY		
Accrued compensation and benefits	$	125,827
Accounts payable and accrued expenses		37,840
Income taxes payable		10,909
Obligation under pension and other post-retirement benefit plans		13,747
Payables to affiliates		69,560
Securities sold not yet purchased		6,975
Other liabilities		41,684
TOTAL LIABILITIES		306,542
COMMITMENTS AND CONTINGENCIES		
MINORITY INTEREST		20,866
MEMBER'S EQUITY (including $12,853 of accumulated other comprehensive loss)		611,891
TOTAL LIABILITIES, MINORITY INTEREST AND MEMBER'S EQUITY	$	939,299

See notes to statement of financial condition.

(Dollars In Thousands)

1. ORGANIZATION

The Consolidated Statement of Financial Condition of Lazard Frères & Co. LLC (collectively referred to as "LF&Co. LLC" or the "Company"), a wholly-owned subsidiary of Lazard Group LLC, ("Lazard Group"), include the accounts of its wholly-owned, non-guaranteed subsidiary, Lazard Asset Management LLC and subsidiaries (collectively "LAM"), Goldsmith, Agio, Helms & Lynner, LLC and subsidiaries ("GAHL"), LF & Co., Ltd and subsidiaries and LFNY Funding LLC ("LFNY Funding").

Services provided by the Company primarily include:

- Financial Advisory, which includes providing advice on mergers and acquisitions and strategic advisory matters, restructurings and capital structure advisory services, capital raising and other transactions; and
- Asset Management, which includes the management of equity and fixed income securities and alternative investment and private equity funds for individual and institutional clients.

On May 10, 2005, Lazard Group effected a restructuring of its businesses and, as a part of such restructuring, transferred certain of its businesses to LFCM Holdings LLC (the "Separation"). The Separation was effected pursuant to a master separation agreement by and among Lazard Ltd ("Lazard Ltd"), a Bermuda company and the parent company of Lazard Group, Lazard Group, LAZ-MD Holdings LLC ("LAZ-MD Holdings"), a Delaware limited liability company consisting of current and former managing directors of the businesses of Lazard Group and LFCM Holdings LLC and its subsidiaries ("LFCM Holdings") that hold interests in Lazard Group, and LFCM Holdings. In accordance with the provisions of such master separation agreement, the Company transferred to LFCM Holdings on May 10, 2005, its capital markets and alternative investing businesses which consisted of equity, fixed income and convertibles sales and trading, brokerage, research and underwriting services, and certain private equity fund management activities as well as other specified non-operating assets and liabilities.

Basis of Presentation - The consolidated Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's policy is to consolidate (i) all majority-owned subsidiaries in which it has a controlling financial interest, (ii) variable interest entities ("VIEs") where the Company has a variable interest and is deemed to be the primary beneficiary and (iii) limited partnerships where the Company is the general partner, unless the presumption of control is overcome. When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity's operating and financial decisions, the Company applies the equity method of accounting under Accounting Principles Board Opinion No. 18, "*The Equity Method of Accounting for Investments in Common Stock,*" ("APB Opinion No. 18").

At December 31, 2008, approximately $177,855 of assets and $181,506 of liabilities were attributable to subsidiaries that were not consolidated for purposes of LF & Co LLC's unaudited Financial and Operational Combined Uniform Single ("FOCUS") filing at December 31, 2008 and the Consolidated Statement of Financial Condition contained herein.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below relate to reported amounts on the Consolidated Statement of Financial Condition.

Foreign Currency Translation - The Consolidated Statement of Financial Condition is presented in U.S. dollars. The Company's non-U.S. subsidiaries have a functional currency (*i.e.*, the currency in which operational activities are primarily conducted) that is other than the U.S. dollar, generally the currency of the country in which such subsidiaries are domiciled. Such subsidiaries' assets and liabilities are translated into U.S. dollars at year-end exchange rates, while revenue and expenses are translated at average exchange rates during the year based on the daily closing exchange rates.

Use of Estimates - In preparing the Consolidated Statement of Financial Condition, management makes estimates and assumptions regarding:

- Valuations of assets and liabilities requiring fair value estimates including, but not limited to:
  - Investments;
  - Allowance for doubtful accounts;
  - The carrying amount of goodwill;
  - The realization of deferred taxes and adequacy of tax reserves for uncertain tax positions;
  - Assumptions used to value pension plan and other post-retirement benefit plan assets and liabilities.
- The outcome of pending or potential litigation.
- Other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Statement of Financial Condition.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

Concentration – The Company has cash and cash equivalents of $118,116 that are invested in J.P. Morgan U.S. Government Money Market Fund Premier, which is held in a brokerage account.

Investments - Investments are carried at fair value and consist of publicly traded debt and equity securities, interests in LAM alternative asset management funds, general partnership interests in LAM alternative asset management funds, restricted equity securities, private equity funds and direct private equity interests.

The fair value of publicly traded debt and equity securities is determined by quoted market prices. Interests in LAM alternative asset management funds principally represent general partnership interests in LAM-managed hedge funds. The fair value of such investments reflects the pro rata value of the ownership of the underlying securities in the funds, the fair value of which is determined through quoted market prices of the underlying securities as provided by external pricing sources.

(Dollars In Thousands)

Minority interests in LAM alternative asset management funds represent general partnership interests held directly by certain of our LAM managing directors or employees of the Company but are controlled and consolidated by the Company. The associated minority interest of $20,866 at December 31, 2008 is included in minority interest on the Consolidated Statement of Financial Condition.

Private equity investments are primarily comprised of investments in private equity funds and direct private equity interests that are valued, in the absence of observable market prices, using the following valuation methodology. Investments are initially carried at cost, which is subsequently adjusted for additional capital raising transactions such as the issuance of new member interests or through a sale of existing equity to a third party or other events that are indicative of fair value. In the absence of third party transactions, the carrying value of such investments may be adjusted if it's determined that the expected realizable value of the investment differs from the carrying value. In reaching that determination, consideration is given to many factors including, but not limited to, the operating cash flows and financial performance of the investee, trends within sectors and/or regions, underlying business models and any specific rights or terms associated with the investment, such as conversion features, liquidation preferences or restrictions.

Fees Receivable - Fees receivable consists of investment banking fees, private fund advisory group ("PFAG") fees and management and investment advisory fees at December 31, 2008:

Financial Advisory fees:	
Investment banking	$ 73,346
Private fund advisory group	75,971
Asset management fees:	
Management and investment advisory services	86,903
Total fees receivable	236,220
Less: Allowance for doubtful accounts	3,291
Total fees receivable, net of allowance for doubtful accounts	$ 232,929

Allowance for Doubtful Accounts – The Company maintains an allowance for bad debts to provide coverage for estimated losses from fee and customer receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on management's analysis of the client's creditworthiness and past client history and specifically reserves against exposures where the Company determines the receivable may be impaired which may include situations where a fee is in dispute or litigation has commenced.

(Dollars In Thousands)

With respect to fees receivables from Financial Advisory activities, such receivables are generally deemed past due when they are outstanding 60 days from the date of invoice. However, some Financial Advisory transactions primarily those undertaken by PFAG include specific contractual payment terms that may vary from one month to four years (as is the case for private fund advisory fees) following the invoice date or may be subject to court approval (as is the case with restructuring activities that include bankruptcy proceedings). In such cases, receivables are deemed past due when payment is not received by the agreed-upon contractual date or the court approval date, respectively. Financial Advisory fee receivables past due in excess of 180 days are fully provided for unless there is evidence that the balance is collectable. Notwithstanding the Company's policy for receivables past due, any receivables that the Company determines is impaired result in specific reserves against such exposures.

Asset Management fees are deemed past due and fully provided for when such receivables are outstanding one year after the invoice date. In addition, the Company specifically reserves against exposures relating to asset management fees when the Company determines receivables are impaired.

Other Receivables - Other receivables consist of $7,259 related to the settlement of mutual fund transactions with customers of the Company's asset management business and $4,580 of cash collateral on swap contracts. These receivables are short-term in nature, and accordingly, their carrying amount approximates fair value.

Property, net - At December 31, 2008 property, net consists of the following:

Leasehold Improvements	$ 87,945
Furniture and Equipment	29,450
Total	117,395
Less - Accumulated Depreciation and Amortization	82,681
Property, net	$ 34,714

Leasehold improvements, furniture and equipment are stated at cost, less accumulated depreciation and amortization. Leasehold improvements are capitalized and are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the lease, which generally range between 3 and 15 years. Depreciation of furniture and equipment including computer hardware and software is determined on a straight line basis using estimated useful lives, generally between 3 to 13 years. Furniture and equipment includes $7,987 of assets, less accumulated depreciation of $5,356, which were acquired under capital leases at December 31, 2008.

Goodwill - In accordance with Financial Accounting Standards Board, the ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "*Goodwill and Other Intangible Assets*," goodwill has an indefinite life and therefore is required to be tested for impairment annually or more frequently if circumstances indicate impairment may have occurred. The Company assesses whether any goodwill recorded by its applicable reporting units is impaired by comparing the fair value of each reporting unit with its respective carrying amount. In this process, the Company uses its best judgment and information available to it at the time to perform this review and utilizes various valuation techniques in order to determine the applicable fair values. See Note 4 with respect to goodwill.

Securities Sold Not Yet Purchased - Securities sold not yet purchased are stated at fair values that are determined from market quotes with realized and unrealized gains and losses reflected in investment gains and losses. Securities transactions are recorded on a trade date basis.

Minority Interest - Minority interest in the Consolidated Statement of Financial Condition is comprised of interests in various LAM related general partnerships held by others. The Company consolidates general partnership interests that it controls but does not wholly own.

Revenue Recognition
Investment Banking and Other Advisory Fees - Fees for merger and acquisition advisory services and financial restructuring advisory services are recorded when earned, which is generally the date the related transactions are consummated. Transaction related expenses, which are directly related to such transactions and billable to clients, are deferred to match revenue recognition.

Money Management and Incentive Fees - Money management fees are derived from fees for investment management and advisory services provided to institutional and private clients. Revenue is recorded on an accrual basis primarily based on a percentage of client assets managed. Fees vary with the type of assets managed, with higher fees earned on equity assets, alternative investment (such as hedge funds) and private equity products, and lower fees earned on fixed income and money market products.

The Company may earn performance-based incentive fees on various investment products, including alternative investment funds such as hedge funds, private equity funds, and traditional products. Incentive fees are calculated based on a specified percentage of a fund's net appreciation, in some cases in excess of established benchmarks. Incentive fees on private equity funds also may be earned in the form of a carried interest if profits from investments exceed a specified threshold. These incentive fees are recorded when realized and paid at the end of the measurement period. Incentive fees on hedge funds generally are subject to loss carry-forward provisions in which losses incurred by the funds in any year are applied against certain future period net appreciation before any incentive fees can be earned. The Company records incentive fees at the end of the relevant performance measurement period, when potential uncertainties regarding the ultimate realizable amounts have been determined. The performance fee measurement period is generally an annual period, unless an account terminates during the year. These incentive fees received at the end of the measurement period are not subject to reversal or payback. Receivables relating to money management and incentive fees are reported in fees receivable on the Consolidated Statement of Financial Condition.

(Dollars In Thousands)

Soft Dollar Arrangements - The Company's asset management business obtains research and other services through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the asset management business does not have any contractual obligation or arrangement requiring it to pay for research and other services obtained through soft dollar arrangements with third party brokers. Instead, the provider is obligated to pay for these services. Consequently, the Company does not incur any liability and does not accrue any expenses in connection with any research or other services obtained by the asset management business pursuant to such soft dollar arrangements. If the use of soft dollars is limited or prohibited in the future by regulation, the Company may have to bear the costs of research and other services.

Recent Accounting Pronouncements - In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS No. 141(R)"). SFAS No. 141(R) replaced SFAS No. 141, "*Business Combinations*" ("SFAS No. 141"), and supersedes or amends other related authoritative literature although it retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the *purchase method*) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) also established principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling, interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS No. 141(R) also requires the acquirer to expense, as incurred, costs relating to any acquisitions that close on or after the first reporting period beginning on or after December 15, 2008.

In September, 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS No. 157"), which, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosure requirements about fair value measurements. SFAS No. 157 applies to those accounting pronouncements that require or permit the use of fair value measurements for recognition or disclosure purposes and to those accounting pronouncements that require fair value measurements for other reasons such as the requirement to measure reporting units at fair value for annual goodwill impairment testing. In February, 2008, the FASB issued FASB Staff Position ("FSP") 157-2, *"Effective Date of FASB Statement No. 157,"* ("FSP 157-2"), which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. These nonfinancial items would include, for example, business units measured at fair value for annual goodwill impairment testing mentioned above and nonfinancial assets acquired and liabilities assumed in a business combination. Effective January 1, 2008, the Company adopted SFAS No. 157 for those assets and liabilities not subject to the delayed adoption provision of FSP 157-2. The partial adoption of SFAS No. 157 did not have a material impact on the Company's Consolidated Statement of Financial Condition. For additional disclosures about fair value measurements, see Note 6 of Notes to Consolidated Financial Statement. The Company does not anticipate that the adoption of the remaining provisions of SFAS No. 157 in the first quarter of 2009 will have a material impact on the Company's Consolidated Statement of Financial Condition.

(Dollars In Thousands)

On September 30, 2008, the SEC's Office of the Chief Accountant and the FASB staff jointly issued a release providing interpretive guidance on the application of SFAS No. 157 with respect to estimating the fair value of financial instruments in the current market environment. The release also provides clarification of the factors that should be considered when determining when investments accounted for under SFAS No. 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* ("SFAS No. 115") are other than temporarily impaired such that an impairment charge must be recognized through earnings. On October 10, 2008, the FASB issued FSP FAS 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,"* ("FSP 157-3"),which provided additional interpretative guidance on the application of SFAS No. 157. FSP FAS 157-3 was effective upon issuance, including for prior periods for which financial statements have not yet been issued. The issuance of interpretative guidance on the application of SFAS No. 157 did not have a material impact on the Company's Consolidated Statement of Financial Condition.

In February, 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115,*" ("SFAS No. 159"). SFAS No. 159 permits an entity to elect to measure various financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 became effective January 1, 2008 and did not have a material impact on the Company's Consolidated Statement of Financial Condition.

In December, 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,*" ("SFAS No. 160"). SFAS No. 160 amends Accounting Research Bulletin No. 51, "*Consolidated Financial Statements,*" to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. In addition, it also changes the way the consolidated income statement is presented by requiring consolidated net income to include amounts attributable to both the parent and the noncontrolling interest with separate disclosure of each component on the face of the consolidated income statement. It does not, however, impact the calculation of net income per share as such calculation will continue to be based on amounts attributable to the parent. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied except that the presentation and disclosure requirements shall be applied retrospectively for all periods presented. Except for changes in financial statement presentation, the Company does not anticipate that the adoption of SFAS No. 160 will have a material impact on its Consolidated Statement of Financial Condition.

(Dollars In Thousands)

In March, 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of *SFAS No. 133*," ("SFAS No. 161"). SFAS No. 161 amends SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended ("SFAS No. 133"), to enhance the current disclosure framework in SFAS No. 133 for derivative instruments and hedging activities. Entities will be required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after November 15, 2008. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods upon initial adoption. The Company does not anticipate the adoption of SFAS No. 161 will have a material impact on its disclosures of derivative instruments and hedging activities.

In December, 2008, the FASB issued FSP FAS 140-4 and FSP FIN 46(R)-8, "*Disclosures by Public Entities About Transfers of Financial Assets and Interest in Variable Interest Entities,*" ("FSP 140-4" and "FSP 46(R)-8", respectively). The purpose of FSP 140-4 and FSP 46(R)-8 is to improve disclosures by public entities until the pending amendments to SFAS No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,*" ("SFAS No. 140") and FIN No.46 (revised 2003) "*Consolidation of Variable Interest Entities,*" (FIN No. 46(R)") are finalized and approved by the FASB. FSP 140-4 requires public entities to provide additional disclosures about transferors' continuing involvement with transferred financial assets, and FSP 46(R)-8 requires public entities, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. FSP 140-4 and FSP 46 (R)-8 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

In December, 2008, the FASB issues FSP FAS 132(R)-1, "*Employers' Disclosures about Postretirement Benefit Plan Assets,*" (FSP 132(R)-1"), which amends SFAS No. 132 (revised 2003), "*Employers' Disclosures about Pensions and Other Postretirement Benefits –an amendment of FASB Statements No. 87, 88 and 106,*", to require more detailed disclosures about an employers' plan assets, including an employer's investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. The disclosures about plan assets required by FSP 132(R)-1 are required to be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of FSP 132(R)-1 are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of FSP 132(R)-1 is permitted. The Company does not anticipate the adoption of FSP 132(R)-1 in 2009 will have a material impact on the Company's Consolidated Statement of Financial Condition.

(Dollars In Thousands)

3. LAM MERGER TRANSACTION

On September 25, 2008, pursuant to a definitive merger agreement dated August 14, 2008, Lazard Group, LAM and Laz Sub I, LLC, a newly formed subsidiary of the Company, completed the merger of Laz Sub I, LLC with and into LAM (the "LAM Merger"). Equity interests of LAM, and certain related phantom rights issued as incentive compensation, held prior to the LAM Merger by present and former employees of LAM, entitled the holders to payments totaling approximately 23% of the net proceeds or imputed valuation of LAM (after deductions for payments to creditors of LAM and the return of capital in LAM) in connection with certain specified fundamental transactions concerning LAM or Lazard Ltd, including a sale of LAM or Lazard Ltd, certain non-ordinary course asset sales and major acquisitions.

In consideration for the outstanding equity interests, Lazard Group agreed to pay aggregate non-contingent consideration consisting of cash and Lazard Ltd. Class A common stock amounting to $161,191. Lazard Group subsequently contributed these interests to the Company, which were credited to Member's Equity.

In consideration for the outstanding phantom rights, LAM agreed to pay aggregate non-contingent consideration that consists of (i) a cash payment on or about January 2, 2009 of $12,430, (ii) a cash payment on October 31, 2011 of $16,395 and (iii) a payment on October 31, 2011 of 399,485 shares of Lazard Ltd Class A common stock (plus additional shares of Class A common stock in an amount determined by reference to the cash dividends paid on Lazard Ltd Class A common stock since the closing of the LAM Merger, if any). However, in the case of clause (ii) and (iii) and with respect to certain present employees of LAM, payment is subject to provisions that delay payment until the eighth anniversary of the closing of the LAM Merger if the applicable employee is no longer employed by Lazard Ltd or its affiliates through October 31, 2011, subject to certain exceptions. The merger agreement also contains an accelerated payment provision that generally provides that if there is a change in control of Lazard Ltd or a sale of LAM, any and all of the above-mentioned consideration will be payable as of the date of such change in control. The related liability for the present value of the unpaid cash consideration as of December 31, 2008 amounted to $16,013, and has been recorded in accrued compensation and benefits.

The present value of the aggregate consideration for the LAM merger to be paid by LAM and Lazard Group, totaling approximately $197,550, was recorded as compensation and benefits expense by LAM. Following the LAM Merger, all equity interests of LAM are owned directly or indirectly by the Company.

The LAM Merger is also expected to result in annual charges of $1,298 per year from October, 2008 through October, 2011, comprised of $856 and $442 of compensation and benefits expense and interest expense, respectively. Such charges relate to compensation expense related to service provisions associated with the LAM Merger and interest expense on future cash payments.

4. GOODWILL

On August 13, 2007, Lazard Group acquired all of the outstanding ownership interests of Goldsmith, Agio, Helms & Lynner, LLC ("GAHL"), a Minneapolis-based investment bank specializing in financial advisory services to mid-sized private companies. Lazard Group contributed cash, all of the net tangible assets and goodwill totaling $1,051, $4,603 and $84,107, respectively to the Company.

(Dollars In Thousands)

The purchase agreement between Lazard Group and GAHL contains provisions for contingent consideration, which will represent goodwill, and will be recognized in the period the contingencies have been satisfied.

During 2008, GAHL met certain performance targets, which resulted in Lazard Group paying $9,282 of additional purchase consideration. Lazard Group contributed this goodwill to the Company. Lazard Group will continue to contribute future additional goodwill, if any, as a result of the satisfaction of the contingencies, to the Company.

The change in the carrying amount of goodwill for the year ended December 31, 2008, is as follows:

Balance, January 1, 2008	$	84,107
Goodwill contributed by Lazard Group in connection with its purchase of GAHL		9,282
Balance, December 31, 2008	$	93,389

The Company performs a goodwill impairment test annually or more frequently if circumstances indicate that impairment may have occurred. The Company has selected December 31 as the date to perform its annual impairment test. Pursuant to the Company's goodwill impairment test for the year ended December 31, 2008, the Company compared the fair value of each of its applicable reporting units to their corresponding carrying amounts, including goodwill, and determined that no impairment existed.

5. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

In the ordinary course of business the Company transacts with, or provides services to, or receives services from certain affiliates and subsidiaries of Lazard Group. These affiliates and subsidiaries along with Lazard Ltd are referred to herein as affiliates.

Related parties include LFCM Holdings, M. B. A. Banco De Inversiones ("MBA") and LAZ-MD Holdings.

A description of material affiliated and related party transactions and balances included in the Consolidated Statement of Financial Condition of the Company as of December 31, 2008 or for the year then ended are set forth below.

Investment Banking and Other Advisory Fees - The Company periodically shares investment banking and other advisory fees with affiliates that have jointly performed services relative to the completion of certain transactions.

Additionally, pursuant to a business alliance agreement between Lazard Group and LFCM Holdings, Lazard Capital Markets LLC ("LCM"), a subsidiary of LFCM Holdings, generally underwrites and distributes U.S. securities offerings and private placement transactions originated by the Company's financial advisory business. Revenue from such offerings are divided evenly between the Company and LCM.

(Dollars In Thousands)

During 2008, the Company entered into an agreement with MBA, an Argentine based financial advisory firm, whereby MBA and the Company would pay referral fees for introducing restructuring advisory services.

Executive Management Service Charge - The Company, through an agreement with an affiliate, Lazard Strategic Coordination Company LLC, ("LSCC"), a wholly-owned subsidiary of Lazard Group, is allocated a portion of the costs associated with the management, administration and operations of Lazard Group. Such costs are allocated based on the relative percentage of revenues of each of Lazard Group's affiliates.

Operating Expense Reimbursements - Through agreements with certain affiliates, the Company may either directly incur or reimburse operating expenses incurred by such affiliates plus an agreed-upon margin.

Additionally, pursuant to the administration services agreement, dated May 10, 2005, by and among LAZ-MD Holdings, LFCM Holdings and Lazard Group (the "administration services agreement"), Lazard Group, through the Company and its subsidiaries, provides selected administration and support services to LAZ-MD Holdings and LFCM Holdings, such as cash management and debt service administration, accounting and financing activities, tax, payroll, human resources administration, financial transaction support, information technology, public communications, data processing, procurement, real estate management, and other general administrative functions. As one of the subsidiaries that provide services, the Company charges for the services it provides based on Lazard Group's cost allocation methodology.

The services provided pursuant to the administrative services agreement by Lazard Group to LFCM Holdings and by LFCM Holdings to Lazard Group generally expired December 31, 2008, and were subject to automatic annual renewal, unless either party gives 180 days' notice of termination. As of December 31, 2008, neither party has given the required notice of termination and the agreement has been automatically renewed for a period of one year. LFCM Holdings and Lazard Group have a right to terminate the services earlier if there is a change of control of either party or the business alliance provided in the business alliance agreement expires or is terminated. The party receiving a service may also terminate a service earlier upon 180 days' notice as long as the receiving party pays the service provider an additional three months of service fee for terminated service.

Receivables from Affiliates - Receivables from affiliates of $19,770 is primarily comprised of $14,919 of receivables from fees earned on investment banking and advisory transactions.

Receivables from Related Parties - Receivables from related parties of $6,376 as of December 31, 2008 consist of receivables from LCM for referral fees of $5,162 for introducing underwriting and private placement transactions that generate underwriting and private placement fees for LCM and $1,214 for services provided to LFCM Holdings in connection with the Company's administrative services agreement.

Payable to Affiliates – Payables to affiliates of $69,560 is primarily comprised of $34,024 of banking and PFAG fee sharing, which are payable when collected from clients and $11,585 payable to Lazard Group in connection with the LAM Merger.

(Dollars In Thousands)

In connection with Lazard Group's 2003 creation of a strategic alliance in Italy with Banca Intesa SPA ("Intesa"), Lazard Italy loaned a portion of the proceeds received from Intesa to LFNY Funding. The loan of 84,652 Euro bore interest, payable annually, at a rate of 4.5% per annum, and had a maturity date in June 2033. On October 24, 2008, LFNY Funding paid the full balance of the loan, including interest of $5,612. The Company did not hedge the loan, which is Euro denominated and therefore was subject to the effects of fluctuations in foreign currency exchange rates.

6. FAIR VALUE MEASUREMENTS

The Company's investments, derivative instruments, equity method investments and securities sold, not yet purchased as of December 31, 2008, consist of the following:

Debt - Non-U.S. Government and agency securities	$ 9,331
Equities	47,046
Other:	
Interest in LAM alternative asset management funds:	
GP interests owned	35,235
GP interests consolidated	20,866
LP interests owned	14,088
Private Equity Investments	4,070
Money Market Funds	12,748
Equity method investments	492
	87,499
Total Investments	143,876
Less: equity method investments	492
Investments, at fair value	$ 143,384
Securities sold, not yet purchased	$ (6,975)
Derivative instruments (included in "other liabilities")	$ (3,366)

(Dollars In Thousands)

The Company was a party to a Prime Brokerage Agreement with Lehman Brothers Inc. ("LBI") for certain accounts involving investment strategies managed by LAM. On September 9, 2008, LAM requested a transfer of such accounts, of which $11,368 was not received. On September 15, 2008, Lehman Brothers Holdings, Inc., the ultimate parent company in the Lehman group, filed for protection under Chapter 11 of the United States Bankruptcy Code and a number of Lehman group entities in the U.K. entered into administration proceedings under the Insolvency Act 1986. In addition, the Securities Investor Protection Corporation commenced liquidation proceedings on September 19, 2008 pursuant to the Securities Investor Protection Act of 1970, as amended, with respect to LBI. The administration and the evolving situation and proceedings expose the Company to possible loss due to counterparty credit and other risk. The Company has fully reserved the entire $11,368 amount, which represents the entire amount of such possible loss. The Company is actively seeking recovery of such amount.

Interests in LAM alternative asset management funds represent (i) limited partnership ("LP") and general partnership ("GP") interests owned by the Company in LAM-managed hedge funds and (ii) GP interests consolidated by Lazard pertaining to minority interests in LAM alternative asset management funds. Such minority interests represent GP interests held directly by certain LAM managing directors or employees of the Company but controlled by the Company. The associated minority interest is included in "minority interest" on the consolidated statement of financial condition.

Interests in LAM alternative asset management funds reflects the pro rata value of the ownership of the underlying securities in the funds, the fair market value of which is determined through quoted market values of the underlying securities as provided by external pricing sources.

Private equity investments are primarily comprised of investments in private equity funds and direct private equity interests.

Equity method investments include a joint venture investment in StL Participacões Ltda, a Brazil-based financial advisory services firm and an investment in Lazard India Holding Limited.

At December 31, 2008, the Company held contracts to hedge market risk associated with certain investments in LAM Managed funds. These contracts qualify as derivative instruments under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," ("SFAS No. 133"). The Company did not elect hedge accounting under SFAS No. 133 and recorded a liability, in "other liabilities" on the accompanying consolidated Statement of Financial Condition, for these contracts at their fair value that amounted to $3,366 at December 31, 2008.

These contracts expired in January 2009 at which time the Company entered into new contracts to hedge such risks.

On January 1, 2008, the Company adopted SFAS No. 157, which, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosure requirements about fair value measurements. Pursuant to SFAS No. 157 the Company categorizes its investments and certain other assets and liabilities recorded at fair value into a three-level fair value hierarchy as follows:

Level 1. Assets and liabilities whose values are based on unadjusted quoted prices for identical

assets or liabilities in an active market that the Company has the ability to access.

Level 2. Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in non-active markets or inputs other than quoted prices that are directly observable or derived principally from or corroborated by market data.

Level 3. Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company's Level 3 assets consist of private equity investments that are valued, in the absence of observable market prices, initially at cost, which is subsequently adjusted for additional capital raising transactions such as the issuance of new member interests or through a sale of existing equity to a third party or other events that are indicative of fair value. In the absence of third party transactions, the carrying value of such investments may be adjusted if it is determined that the expected realizable value of the investment differs from the carrying value. In reaching that determination, consideration is given to many factors including, but not limited to, the operating cash flows and financial performance of the investee, trends within sectors and/or regions, underlying business models, expected exit timing and strategy, and any specific rights or terms associated with the investment, such as conversion features, liquidation preferences or restrictions. With respect to the majority of private equity investments, the Company utilizes information derived from fund managers for the determination of such fair values.

(Dollars In Thousands)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Investments:				
Debt (Non - U.S. Government and agency securities)	$ 9,331	$ -	$ -	$ 9,331
Equities	47,046	-	-	47,046
Other:				
Interest in LAM alternative asset management funds:				
GP interests owned	-	35,235	-	35,235
GP interests consolidated	-	20,866	-	20,866
LP interests owned	-	14,088	-	14,088
Private equity investments	-	372	3,698	4,070
Money market funds	-	12,748	-	12,748
Total Assets	$ 56,377	$ 83,309	$ 3,698	$ 143,384
Liabilities:				
Securities sold not yet purchased	$ 6,975	$ -	$ -	$ 6,975
Derivatives	-	3,366	-	3,366
Total Liabilities	$ 6,975	$ 3,366	$ -	$ 10,341

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under non-cancelable operating lease agreements and office equipment and computer hardware and software under non-cancelable capital and operating lease agreements, which expire on various dates through 2019. Office space lease agreements, in addition to base rentals, generally are subject to escalation based on certain costs incurred by the landlord. The Company subleases office space under agreements, which expire on various dates through March 2012.

(Dollars In Thousands)

Minimum rental commitments under these leases are as follows:

	Minimum Rental Commitments	
Year Ending December 31,	**Capital Leases**	**Operating Leases**
2009	$ 1,983	$ 36,664
2010	528	30,573
2011	496	28,695
2012	129	17,305
2013	-	5,030
Thereafter	-	14,840
Total payments on lease commitments	$ 3,136	$ 133,107
Less: Interest on capital lease commitments	263	
Present value of capital lease commitments	2,873	
Less-Sublease proceeds		8,653
Net lease payments		$ 124,454

Other Commitments - At December 31, 2008, the Company had agreements related to future minimum payments to certain senior advisors, managing directors and employees. These future minimum payments amount to $24,410, $9,166, and $7,140 for the years ended December 31, 2009, 2010 and 2011, respectively. Such agreements are cancelable under certain circumstances.

Legal - The Company's businesses, as well as the financial services industry generally, are subject to extensive regulation throughout the world. The Company is involved in a number of judicial, regulatory and arbitration proceedings and inquiries concerning matters arising in connection with the conduct of the Company's businesses. The Company reviews such matters on a case-by-case basis and establishes its reserves in accordance with SFAS No. 5, *Accounting for Contingencies*. Management believes, based on current available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its financial condition.

On September 8, 2008, an action was commenced in the Federal District Court for the Southern District of New York by Leslie Dick Worldwide, Ltd. and Leslie Dick arising out of the bankruptcy of Conseco Inc. The lawsuit names as defendants: George Soros, Soros Fund Management LLC, SFM Management LLC, Conseco Inc., Vornado Realty Trust, German American Capital Corp., Deutsche Bank AG, EastDil Secured LLC, Harry Macklowe, Fortress Investment Group LLC, Cerberus Capital Management, Kirkland & Ellis LLP, Fried, Frank, Harris, Shriver & Jacobson LLP, Carmel Fifth LLC, 767 Manager LLC, Donald J. Trump and the Company. The complaint alleges RICO and antitrust violations by defendants in connection with the sale of Conseco's assets, including the General Motors Building. The Company moved to dismiss the lawsuit as being without merit and failing to state any legally actionable claim against the Company. In response to the motions to dismiss by the Company and other defendants, on February 22, 2009, plaintiffs amended their complaint. The amended complaint does not contain any claims against the Company and the Company is no longer named as a defendant in this action.

(Dollars In Thousands)

8. MEMBER'S EQUITY

Pursuant to the Company's operating agreement, the Company allocates and distributes to Lazard Group a substantial portion of its distributable profits throughout the year and as soon as practicable after the end of each fiscal year. In addition, other periodic distributions are made to Lazard Group in the ordinary course of business. Such installment distributions began in February 2008 and totaled $400,127 through December 31, 2008. No distributions were made subsequent to year end.

9. INCENTIVE PLANS

Lazard Ltd Equity Incentive Plan - A description of Lazard Ltd's, the Company's ultimate parent, Equity Incentive Plan, and activity with respect thereto during the year ended December 31, 2008 related to the Company is presented below.

Shares Available Under the Equity Incentive Plan - The Equity Incentive Plan authorizes the issuance of up to 25,000,000 shares of Lazard Ltd's Class A common stock pursuant to the grant or exercise of stock options, stock appreciation rights, restricted stock, stock units and other equity-based awards. Each stock unit granted under the Equity Incentive Plan represents a contingent right to receive one share of Class A common stock of Lazard Ltd, at no cost to the recipient. The fair value of such stock unit awards is determined based on the closing market price of the Lazard Ltd's Class A common stock at the date of grant.

Restricted Stock Unit Grants ("RSUs") - RSUs require future service as a condition for the delivery of the underlying shares of Class A common stock and convert into Class A common stock on a one-for one basis after the stipulated vesting periods. The fair value of the RSUs, net of an estimated forfeiture rate, is amortized over the vesting periods or requisite service periods as required under SFAS No. 123 (revised 2004), *Share-Based Payments* ("SFAS 123R"). RSUs issued subsequent to December 31, 2005 generally include a dividend participation right that provides that during vesting periods each RSU is attributed additional RSUs (or fractions thereof) equivalent to any ordinary quarterly dividends paid on Class A common stock during such period. During the year ended December 31, 2008, such dividend participation rights related to these shares allocated to the Company required the issuance of 60,188 RSUs.

(Dollars In Thousands)

The following is a summary of activity relating to RSUs allocated to the Company during the year ended December 31, 2008:

	Units		Grant Date Weighted Average Fair Value
Balance, December 31, 2007	3,940,538	$	40.65
Granted (including 60,118 RSUs related to dividend participation)	2,987,831	$	36.56
Forfeited	(112,264)	$	38.40
Converted	(737,481)	$	38.10
Balance, December 31, 2008	6,078,624	$	38.97

As of December 31, 2008, unrecognized RSU compensation expense attributable to the Company, adjusted for estimated forfeitures, was approximately $107,781, with such unrecognized compensation expense expected to be recognized over a weighted average period of approximately 1.8 years, subsequent to December 31, 2008. The ultimate amount of such expense is dependent upon the actual number of RSUs that will vest.

Lazard Ltd periodically assesses the forfeiture rates used for such estimates. A change in estimated forfeiture rates could cause the aggregate amount of compensation expense recognized in future periods to differ.

Incentive Awards Granted In February, 2009 - In February 2009, the Company granted 3,019,385 RSUs to eligible employees that vest on March 1, 2013, and had a fair value on the date of grant of $31.17 per RSU. A portion of the incentive awards also included a deferred cash component aggregating $36,908, which vests over a four-year period. Such deferred cash awards are payable $19,243 on November 30, 2009, $7,993 on each of November 30, 2010 and February 28, 2012 and $1,680 on February 28, 2013. Payments are subject to the employee meeting the vesting requirements, and, except for the November 30, 2009 payment, earn interest at an annual rate of 5%. The compensation expense with respect to these RSU and deferred cash component awards, net of estimated forfeitures, will be recognized over weighted average periods of 4.0 and 1.7 years, respectively.

Lazard Group Incentive Plan - Lazard Group also has an incentive compensation plan (the "Plan") pursuant to which amounts are invested in a sponsored investment vehicle for certain key employees of Lazard Group. Expenses for the Plan are recorded by the Company, except for LAM, based on an allocation from Lazard Group on the dates on which capital calls from such vehicle are funded by Lazard Group. LAM records expenses for the Plan based on amounts paid to satisfy its direct commitment to the Plan. LAM had remaining commitments, at December 31, 2008, of approximately $373.

(Dollars In Thousands)

10. REGULATORY AUTHORITIES

LF&Co. LLC is a U.S. registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specified fixed percentage of total aggregate indebtedness recorded in LF& Co., LLC's FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or $100, whichever is greater. At December 31, 2008, the Company's regulatory net capital required was $7,329, and its regulatory net capital in excess of the minimum was $73,157.

GAHL and certain LAM LLC subsidiaries are subject to various other capital adequacy requirements promulgated by various regulatory and exchange authorities in the countries in which they operate. At December 31, 2008, each of these subsidiaries individually was in compliance with its capital requirements.

11. EMPLOYEE BENEFIT PLANS

The Company and certain of its subsidiaries provide retirement and other post-employment benefits to certain of its employees through defined contribution and defined benefit pension plans and other post-retirement benefit plans. The Company has the right to amend or terminate its benefit plans at any time subject to the terms of such plans.

The Company's Pension and Post-Retirement Benefit Plans are described below.

Pension and Post-Retirement Benefits - The Company has two non-contributory defined benefit pension plans in the United States. The Employees' Pension Plan ("EPP"), which provides benefits to participants based on certain averages of compensation, as defined, and the Employees' Pension Plan Supplement ("EPPS"), which provides benefits to certain employees whose compensation exceeds a defined threshold. It is the Company's policy to fund EPP to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 ("ERISA"). EPPS is a non-qualified supplemental plan that was unfunded at December 31, 2008. The Company utilizes the "projected unit credit" actuarial method for financial reporting purposes. The measurement date for these plans is December 31.

Effective January 31, 2005, the EPP and the EPPS were amended to cease future benefit accruals and future participation. As a result of such amendment, active participants will continue to receive credit for service completed after January 31, 2005 for purposes of vesting; however, future service does not count for purposes of future benefit accruals under the plans. Vested benefits for active participants as of January 31, 2005 have been retained.

(Dollars In Thousands)

Employees of Lazard Asset Management Limited, ("LAM-UK") a subsidiary of LAM, are covered by a defined benefit pension plan co-sponsored by LAM-UK and Lazard & Co. Limited, a UK affiliate. This Consolidated Statement of Financial Condition and notes include LAM-UK's 27% share of the plan's assets and liabilities, at December 31, 2008. The plan utilizes the "projected unit credit" actuarial method for financial reporting purposes. Effective March 31, 2006, the plan was amended to cease future accruals. As a result of such amendment, future service and compensation increases will not be taken into account for purposes of future benefit accruals under the plans. Vested benefits for active participants as of March 31, 2006 were retained.

LAM-UK is contingently obligated to make further contributions to the plans depending on the performance of the plan assets. LAM-UK is required to review the plans' performance annually beginning on June 1, 2009, at which time it will be determined whether an additional contribution will be necessary. Any additional contribution required would be funded over four years in equal monthly installments, although the total amount due may be reduced in the event performance of the plan's assets at the next performance measurement date is positive. LAM-UK's estimated maximum liability related to the cumulative underperformance of December 31, 2008, if such date had been the measurement date of the plans' assets, would amount to approximately 16,750.

Defined Contribution Plans - The Company sponsors a defined contribution plan, (the "401(k) Plan"), which covers substantially all of its employees in the United States of America. The Company matches 100% of pre-tax contributions, excluding catch-up contributions, to the 401(k) Plan up to 4% of eligible compensation. Participants are 100% vested in all employer-matching contributions after three years of service.

The Company also sponsors a profit sharing plan for eligible Managing Directors of the Company. The provisions of the profit sharing plan provide that benefits to the plan accrue "ratably" based on accrued benefits to the EPP. As a result of the EPP's termination of future benefit accruals, benefits are no longer accrued in the profit sharing plan. Accordingly there were no contributions to the plan in 2008.

Post Retirement Medical Plan - The Company also has a non-funded contributory post-retirement medical plan (the "Medical Plan") covering certain of its employees. The Medical Plan pays stated percentages of most necessary medical expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. Participants become eligible for benefits if they retire from the Company after reaching age 62 and completing 10 years of service.

Effective January 1, 2005, post-retirement health care benefits are no longer offered to managing directors and employees hired on or after the effective date and for managing directors and employees employed before the effective date who attain the age of 40 after December 31, 2005. In addition, effective January 1, 2006, the cost sharing policy changed for those who qualify for the benefit. The Company amended the Medical Plan effective January 1, 2008, such that employees and managing directors who meet the Medical Plan's age and service requirements, have the ability, upon retirement, to elect to purchase medical coverage through the Medical Plan at no cost to the Company. The measurement date for this plan is December 31.

(Dollars In Thousands)

The following table summarizes the return on plan assets, benefits paid, contributions and other amounts recognized in other comprehensive income (loss) for the year ended December 31, 2008:

Actual return on plan assets	$	(7,621)				
Employer contribution	$	2,070	$	16	$	432
Benefits paid	$	(5,292)	$	(16)	$	(432)

The following table summarizes the fair value of the assets and the funded status and amount recognized in the Consolidated Statement of Financial Condition at December 31, 2008:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Change in Plan Assets			
Fair value of plan assets at beginning of year	117,043		
Actual return on plan assets	(7,621)		
Employer contribution	2,070		
Benefits paid	(5,292)	16	432
Foreign Currency Translation adjustment	(23,589)	(16)	(432)
Fair value of plan assets at end of year	82,611	-	-
Funded surplus (deficit) at end of year	$ 1,393	$ (1,105)	$ (6,734)
Amount recognized in the Consolidated Statement of Financial Condition consists of:			
Prepaid Pension Assets (included in "other assets")	$ 7,301		
Accrued Benefit Liability (included in "other liabilities")	(5,908)	$ (1,105)	$ (6,734)
Net amount recognized	$ 1,393	$ (1,105)	$ (6,734)

(Dollars In Thousands)

The assumptions used to develop actuarial present value of the projected benefit obligation and net periodic benefit cost is set forth below:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
Weighted-average assumptions used to determine Benefit Obligations at December 31, 2008:			
Discount rate	6.1 %	5.8 %	5.8 %
Health care cost trend rates:			
Initial	na	na	9.0 %
Ultimate	na	na	6.0 %
Rate of compensation increase	na	na	na
Year ultimate trend rate achieved	na	na	2015

Generally, the Company determined the discount rate for its defined benefit plan by utilizing indices for long term, high quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plan liabilities. In selecting the expected long-term rate of return on plan assets, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of the plan, giving consideration to expected returns on different asset classes held by the plan in light of prevailing economic conditions as well as historic returns. This basis is consistent with the prior year.

The assumed cost of healthcare has an effect on the amounts reported for the firm's post-retirement plans. A 1% change in the assumed healthcare cost trend would have the following effects

	1% Increase	1% Decrease
Cost	$ 63	$ (53)
Obligation	$ 805	$ (688)

The following table summarizes the expected employer contributions for the Company's plans for the 2009 fiscal year:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirment Medical Plan
2009	$ -	$ 123	$ 374

(Dollars In Thousands)

Expected Benefit Payments – The following table summarizes the expected benefit payments for each of the Company's plans for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

	Employee Pension Plans	Employee Pension Plan Supplement	Post Retirement Medical Plan
2009	$ 3,024	$ 123	$ 374
2010	3,279	55	411
2011	3,329	137	435
2012	3,777	98	488
2013	3,833	35	529
2014 - 2018	22,504	360	2,575

Plan Assets - The Company's pension plans weighted-average asset allocations at December 31, 2008, by asset category are as follows:

Asset Category	December 31, 2008
Equity Securities	39%
Debt Securities	61%
Total	100%

Investment Policies and Strategies - The primary investment goal is to ensure that the Company's pension plans remain well funded, taking account of the likely future risks to investment returns and contributions. As a result, portfolios of assets are maintained with appropriate liquidity and diversification that can be expected to generate long-term future returns that minimize the long-term costs of the pension plans without exposing the trusts are to an unacceptable risk of under-funding. The Company's likely future ability to pay such contributions as are required to maintain the funded status of the plans over a reasonable time period is considered when determining the level of risk that is appropriate.

(Dollars In Thousands)

12. INCOME TAXES

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the tax returns of Lazard Group. Therefore, the Company has no income tax expense except with regard to its asset management subsidiaries that are taxed in the countries in which they operate and their income attributable to their operations apportioned to New York City, which are subject to New York City Unincorporated Business Tax ("UBT") and the operations of GAHL, which is subject to federal and state income taxes.

Deferred tax assets at December 31, 2008 are as follows:

Compensation and benefits	$	5,221
Net operating and tax credit carryforwards		1,342
Unrealized gains and losses		303
Depreciation and amortization		387
Other		592
Gross deferred tax asset		7,845
Valuation allowance		(1,984)
Total deferred tax assets, net of valuation allowance	$	5,861

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reporting amount in the Consolidated Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as deferred tax assets and liabilities and are included in "other assets" on the Consolidated Statement of Financial Condition.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized and, when necessary, valuation allowances are established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the level of historical taxable income, scheduled reversals of deferred taxes, projected future taxable and tax planning strategies that can be implemented by the Company in making this assessment.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes,*" ("FIN No.48"), which clarifies the accounting for and reporting of income tax uncertainties and required additional disclosure related to uncertain tax positions. The Company's accounting policy provides that interest and penalties related to income taxed is to be included in income tax expense.

(Dollars In Thousands)

The Company's liability for unrecognized tax benefits of $4,897 at December 31, 2008, includes $915 related to interest and penalties, if recognized, would favorably affect the effective tax rate. The Company is no longer subject to income tax examination by foreign tax authorities for years prior to 2004 and by state and local tax authorities for years prior to 2005. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company believes that the result of any final determination related to these examinations is not expected to have a material impact on its Consolidated Statement of Financial Condition. Developments with respect to such examinations are monitored each period and adjustments to tax liabilities are made as appropriate.

A reconciliation of the beginning to the ending amount of gross unrecognized tax benefits (excluding interest and penalties) for the year ended December 31, 2008 as follows:

	December 31, 2008	
Balance, January 1, 2008 (excluding interest and penalities of $712)	$	3,242
Increases in gross unrecognized tax benefits pertaining to tax positions taken during prior years		767
Decreases in gross unrecognized tax benefits pertaining to tax positions taken during prior years		-
Increases in gross unrecognized tax benefits pertaining to tax positions taken during the current year		1,197
Decreases in gross unrecognized tax benefits relating to settlements with taxing authorities		-
Reductions to gross unrecognized tax benefits as a result of a lapse of the applicable statute of limitations		(1,224)
Balance, December 31, 2008 (excluding interest and penalties of $915)	$	3,982

The Company anticipates that it is reasonably possible that the total amount of unrecognized tax benefits recorded at December 31, 2008 will decrease within 12 months by an amount up to $1,131 as a result of the lapse of the statute of limitations in various taxing jurisdictions.

13. SUBSEQUENT EVENTS

In February, 2009, Lazard Ltd announced that, to further optimize its mix of personnel, it will implement certain staff reductions and realignments of personnel.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2009

Lazard Frères & Co. LLC
30 Rockefeller Center
New York, NY 10020

In planning and performing our audit of the consolidated financial statements of Lazard Frères & Co. LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management committee, the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP